UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number: 001-33443

Dynegy Northeast Generation, Inc. Savings Incentive Plan

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY NORTHEAST GENERATION, INC.

SAVINGS INCENTIVE PLAN

Financial Statements for the

Years Ended December 31, 2006 and 2005

and Report of Independent Registered Public Accounting Firm

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H Line 4(i)—Schedule of Assets (Held at End of Year)	16

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	17

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of

the Dynegy Northeast Generation, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas

June 20, 2007

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$16,382,339	$108,740
Registered investment companies	—	9,029,410
Common collective trust	—	4,783,543
Common stock	—	1,872
Participant loans	420,319	391,631

Total investments at fair value	16,802,658	14,315,196

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	40,903	63,084

NET ASSETS AVAILABLE FOR BENEFITS	$16,843,561	$14,378,280

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$1,356,902
Employer	319,294

Total contributions	1,676,196

Investment income:
Plan interest in net income of Dynegy Inc. Master Trust	1,578,432
Interest on participant loans	28,134

Total investment income	1,606,566

TOTAL ADDITIONS	3,282,762

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	817,481

TOTAL DEDUCTIONS	817,481

NET INCREASE	2,465,281

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,378,280

End of year	$16,843,561

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

Effective January 31, 2001, Dynegy Inc. (“Dynegy”) established the Plan for the exclusive benefit of the eligible employees of Dynegy Northeast Generation, Inc. (“DNE,” or the “Employer”). Although it is the Plan sponsor, Dynegy does not participate in the Plan. The Plan is a defined contribution profit sharing plan that qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was established in accordance with the Asset Purchase and Sale Agreement dated August 7, 2000 between, among others, Central Hudson Gas & Electric Corporation and Dynegy Power Corporation (the “Agreement”). Further, also in accordance with the Agreement, certain assets and liabilities of the Central Hudson Gas & Electric Corporation Savings Incentive Plan (the “Prior Plan”) were spun off and transferred to the Plan effective as of January 31, 2001.

Administration of the Plan

The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. Among other duties, it is the responsibility of the Plan Administrator to construe and interpret the Plan, decide all questions of eligibility and determine the right of any person to a benefit under the Plan.

Eligibility

All employees of the Employer are eligible to participate in the Plan except (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) independent contractors or individuals who are designated, compensated or otherwise classified by the Employer as independent contractors or other non-common law employees, (c) nonresident aliens, and (d) leased employees or individuals who are designated, compensated or otherwise classified by the Employer as leased employees. Each eligible employee becomes eligible to participate in the Plan as soon as administratively feasible following his or her date of hire.

Contributions

Participants may make pre-tax contributions (including catch-up contributions) in 1% increments of base pay up to the IRS limit. Further, participants may make after-tax contributions of 1%-5% of base pay.

The Employer contributes to the Plan matching contributions on behalf of each non-union participant at a rate of 50% of such participant’s pre-tax contributions up to 8% of such participant’s compensation per payroll period. The Employer contributes to the Plan matching contributions on behalf of each union participant at a rate of 34% of such participant’s pre-tax contributions up to 6% of such participant’s compensation per payroll period. In addition, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

Each participant has the right upon enrollment to select the investment fund(s) into which the balance in the participant’s accounts will be invested in accordance with the procedures established by the Plan Administrator. A participant may change the allocation of contributions made to the selected funds or transfer amounts among investment funds anytime during the Plan year in accordance with the procedures established by the Plan Administrator.

Forfeitures

Forfeitures of employer matching contributions attributable to excess pre-tax contributions are applied as determined by the Plan Administrator to reduce subsequent employer matching contributions and/or to pay Plan and Trust administrative expenses. As of December 31, 2006 and 2005, the Plan had forfeitures totaling $112 and $-0-, respectively.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of (a) Employer matching contributions and (b) Plan earnings, and are charged with allocations of Plan administrative expenses. The benefit to which a participant is entitled is the balance of the participant’s accounts.

Participant Loans

Participants may borrow from their Plan accounts, but no participant may have more than three outstanding loans at any given time. Such loans must be in an amount not less than

$500, and, in the aggregate, must not be greater than the lesser of (i) $50,000, reduced by the highest outstanding loan balance during the one year period ending on the day before the loan is made, or (ii) 50% of the account balance as of the last valuation date. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

The term of the loan may not exceed five years, unless the loan is used to acquire a principal residence in which case the term of the loan may not exceed the maximum term prescribed by the Plan Administrator. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer. A loan may be repaid in whole without penalty. Interest paid on the loan is credited to the participant’s account. Loan repayments are allocated to the participant’s accounts from which the loan was made and invested in accordance with the participant’s investment elections in effect at the time of such repayment with respect to such accounts.

If a participant terminates employment, retires, becomes disabled or dies while he or she has an outstanding loan, the outstanding loan balance will become payable and, if not paid, will be treated as a taxable distribution of the participant’s accounts.

Withdrawals

Participants may withdraw all or a portion of the value of their after-tax accounts. A participant who has attained age 59- 1/2 may withdraw all or a portion of the value of his or her pre-tax, catch-up and employer contribution accounts, no more frequently than twice each calendar year. Further, hardship withdrawals may be granted to participants in the event of an “immediate and heavy financial need” in accordance with the applicable provisions of the Plan, the Code and the Treasury regulations promulgated thereunder.

Payment of Benefits

Benefits are paid upon normal retirement on or after age 65, disability, death or termination of employment. Benefits are paid in one lump sum cash payment in an amount equal to the balance in the participant’s accounts but may be paid in full shares of Dynegy stock to the extent invested in the Dynegy Stock Fund.

Generally, a participant can defer the receipt of his or her distribution until the April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70- 1/2 or the calendar year in which he or she terminates employment. Upon a termination of employment, however, an automatic lump sum distribution will be made if the participant’s aggregate account balance is not in excess of $1,000.

Plan Changes and Amendments

Effective as of various dates during 2004 and 2005, the Plan was amended to clarify various provisions, including the creation of the separate account for catch–up contributions and the rights related to such account, the definition of disability and related distribution provision, the administrative provisions for withdrawals and loans, to permit the rollover contribution of participant loans if the distribution of a participant’s vested interest from another qualified plan is made in connection with an acquisition of stock or the assets by the Employer, to permit the rollover of participant loans for participants who elect a direct rollover of Plan benefits to a plan sponsored by a purchaser of stock or the assets of the Employer, and effective as of March 28, 2005, to reduce the automatic cash-out amount from $5,000 to $1,000.

Effective August 25, 2005 and August 29, 2005, as applicable, the Plan implemented the following hardship, loan and qualified distributions as provided under IRS Ann. 2005-70, KETRA and GO ZONE: hardship distributions on account of Hurricane Katrina as permitted under IRS Announcement 2005-70; new qualified hurricane distributions as permitted under KETRA and GO ZONE for individuals affected by Hurricane Katrina, Wilma and Rita; and increased loan limits and repayments as provided under KETRA and GO ZONE for individuals affected by Hurricane Katrina, Wilma and Rita.

Effective January 1, 2006, the Plan was amended to increase the employer matching contribution for represented employees to 34% of pre-tax contributions up to 6% of Compensation.

Effective January 1, 2006, the Plan was amended to reflect the duties and responsibilities of an independent fiduciary, who has the sole and exclusive authority with respect to the Dynegy Stock Fund, and to clarify provisions related to the Dynegy Stock Fund.

Effective January 1, 2006, the Plan was amended to adjust the “Compensation” definition to reflect 12-hour shift regularly scheduled overtime.

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Section 401(k)/(m) regulations, including the following: incorporate new definition of Severance from Employment and related requirements under new regulations; clarify timing of compensation for elective deferrals under Section 401(k) and Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate safe harbor method for calculating gap period income; add good faith compliance language for final Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; and incorporate new Plan termination requirements.

Plan Termination

The Employer intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time for any reason subject to the provisions of ERISA. In the event the Plan is terminated participants will continue to be fully vested in their account balances and the net income (or net loss) of the trust fund shall continue to be allocated in accordance with the Plan until all participant accounts are distributed.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Benefits

Benefits are recorded as a reduction to net assets available for benefits when paid.

Investments

Pursuant to the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports investments in the financial statements at current fair value in accordance with U.S. generally accepted accounting principles. Participant loans are valued at cost, which approximates fair value.

Certain investments are held in the form of units of participation in mutual funds of registered investment companies. The accounts are generally subject to the volatility of the major stock markets in which the underlying investments are held. The units are valued based on the fair value of the underlying investments of their related funds and are credited with the actual earnings on the underlying investments and charged for distribution and administration expenses. Units are purchased and sold at their unit value on the date of the transaction.

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (Master Trust) are stated at fair value as determined by the Trustee based on the latest quoted market price of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the fair value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2006 and 2005, the Plan’s interest in the Master Trust was approximately 4.8% and ..2%, respectively.

In December 2005, the Financial Accounting Standards Board (FASB) issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively restated the December 31, 2005 presentation of investments in the accompanying Statements of Net Assets Available for Benefits as required by the transition provisions of the FSP.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available For Benefits and the Statement of Changes In Net Assets Available For Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INCOME TAX STATUS

The Plan received a favorable determination letter dated July 3, 2002, from the Internal Revenue Service informing the Employer that the Plan and related trust are qualified and exempt from income taxes under the provisions of Section 401(a) and Section 501(a) of the Code. The IRS determination letter does not cover the amendments to the Plan subsequent to July 3, 2002 other than amendments required by the IRS in connection with its initial determination of the Plan’s qualified status. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price	Fair value at December 31
	2006	2005
Plan interest in Master Trust	$16,382,339	$108,740
Vanguard Capital Opportunity	—	1,454,509
Vanguard Global Equity Fund	—	1,425,019
Vanguard Growth Equity Fund	—	2,448,149
Vanguard Total Stock Mkt Inv	—	900,759
Vanguard Retire Savings Trust	—	4,783,543

The Plan’s interest in the Master Trust (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $1,027,449 during 2006.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

6.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2004, the assets of the Plan were held in the Master Trust with assets of other qualified retirement plans sponsored by Dynegy, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, Dynegy Inc. 401(k) Savings Plan, and Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2006	2005
Cash and temporary cash investments	$49,936	$—
Investments at fair value:
Registered investment companies	238,545,781	—
Common collective trust	43,183,161	—
Common stock	2,541,156	—
Preferred stock	9,535	—
Employer securities	56,715,936	47,262,060

Total investments at fair value	341,045,505	47,262,060

Employer contributions receivable	100,759	85,019

TOTAL ASSETS	341,146,264	47,347,079

Due to broker for securities purchased	145,709	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	341,000,555	47,347,079

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	415,539	—

NET ASSETS AVAILABLE FOR BENEFITS	$341,416,094	$47,347,079

Investment income for the Master Trust is as follows:

Year ended December 31, 2006
Investment Income:
Net appreciation in fair value of investments	$42,521,541
Dividends and interest	10,193,319

$52,714,860

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net Assets Available for Benefits per the financial statements	$16,843,561
Adjustment from contract value to fair value for fully benefit responsive contracts	(40,903)

Net Assets Available for Benefits per Form 5500	$16,802,658

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

Plan interest in net income of Dynegy Inc. Master Trust	$1,578,432
Adjustment from contract value to fair value for fully benefit responsive contracts	(40,903)

Net investment gain from Master Trust	$1,537,529

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock and participant loans. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	SUBSEQUENT EVENTS

Dynegy Merger

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Plan. In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger. As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock. The Plan was amended on April 2, 2007 to reflect such changes.

SUPPLEMENTAL SCHEDULE

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

EIN: 20-5653152	PN: 003

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2006

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Loan Fund	5% - 9.25%	**	420,319

	Total assets held for investment purposes			$420,319

*	Party-in-interest
**	Cost not required for Participant-Directed Investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Northeast Generation, Inc. Savings Incentive Plan

/s/ Julius Cox
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee

Date: June 28, 2007